Exhibit 99.1

AMENDMENT NO. 1 TO EMPLOYMENT AGREEMENT

This AMENDMENT NO. 1 TO EMPLOYMENT AGREEMENT (this “Amendment”) dated as of December 26, 2023, by and between Mostafa Kandil (the “Executive”) Swvl Holdings Corp (formerly known as Pivotal Holdings Corp), a British Virgin Islands business company limited by shares incorporated under the laws of the British Virgin Islands (the “Company”), and Swvl Global FZE, a free zone limited liability company organized under the laws of the United Arab Emirates (“Swvl UAE”). Each of the Company, Swvl UAE and the Executive shall be referred to collectively as the “Parties” and individually as a “Party.”

WHEREAS, the Company, Swvl UAE and the Executive entered into an Employment Agreement dated as of July 28, 2021 (the “Employment Agreement”) pursuant to which the Executive was employed by Swvl UAE and the Company upon the terms and conditions therein; and

WHEREAS, the Parties desire to amend certain provisions of the Employment Agreement as set forth below.

NOW, THEREFORE, in consideration of the mutual promises and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each of the parties agree with the others as follows:

1.        Unless otherwise defined herein, all terms and conditions used in this Amendment shall have the meanings assigned to such terms in the Employment Agreement.

2.         Section 2.01 (“Base Salary”) of the Employment Agreement is hereby deleted in its entirely and replaced with the following:

“SECTION 2.01. Base Salary. During the Term, Swvl UAE shall, as compensation for the obligations set forth herein and for all services rendered by Executive in any capacity during such employment under this Agreement, including services as an officer, employee or other appointee, as applicable, with respect to Swvl UAE or the Company, pay Executive a base salary (“Base Salary”) at the annual rate of US$327,000 per year, payable in accordance with Swvl UAE’s standard payroll practices as in effect from time to time. The Base Salary shall be reviewed by the Board (or a duly authorized committee thereof) on an annual basis for increases but not decreases.”

3.         Except as herein amended, the Employment Agreement shall remain in full force and effect.

4.         Further Assurances. Each Party hereto, without additional consideration, shall cooperate, shall take such further action and shall execute and deliver such further documents as may be reasonably requested by the other Party hereto in order to carry out the provisions and purposes of this Amendment.

5.         Counterparts. This Amendment may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument. In the event that any signature is delivered by facsimile transmission or by e-mail delivery of a “.pdf” format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf” signature page were an original thereof.

6.         Headings. The headings of Articles and Sections in this Amendment are provided for convenience only and will not affect its construction or interpretation.

7.         Waiver. Neither any failure nor any delay by any party in exercising any right, power or privilege under this Amendment or any of the documents referred to in this Amendment will operate as a waiver of such right, power or privilege, and no single or partial exercise of any such right, power or privilege will preclude any other or further exercise of such right, power or privilege.

8.         Severability. The invalidity or unenforceability of any provisions of this Amendment pursuant to any applicable law shall not affect the validity of the remaining provisions hereof, but this Amendment shall be construed as if not containing the provision held invalid or unenforceable in the jurisdiction in which so held, and the remaining provisions of this Amendment shall remain in full force and effect. If the Amendment may not be effectively construed as if not containing the provision held invalid or unenforceable, then the provision contained herein that is held invalid or unenforceable shall be reformed so that it meets such requirements as to make it valid or enforceable.

9.         Governing Law. This Amendment shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to the choice of law principles thereof. Any disputes arising from this Amendment shall be resolved pursuant to Section 6.06 of the Employment Agreement.

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment No. 1 to Employment Agreement to be duly executed as of the day and year first above written.

Company:

SWVL HOLDINGS CORP

By:	/s/ Abdullah Mansour
Name: Abdullah Mansour
Title: CFO

SWVL GLOBAL FZE

By:	/s/ Abdullah Mansour
Name: Abdullah Mansour
Title: CFO

Executive:

/s/ Mostafa Kandil
Mostafa Kandil

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